

33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

June 13, 2005

Off[redacted]nce
Di
Se
45
Wa
U.S



The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

CONVOCATION NOTICE OF THE 4TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.



Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479


PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Tomoko Tanaka
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
T. Tanaka / Settlement Administration Department

June 10, 2005

To: Shareholders

Kiichiro Furusawa
President
MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo

CONVOCATION NOTICE OF THE 4TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 4th Ordinary General Meeting of Shareholders of the Company will be held as set forth below. Your attendance is respectfully requested.

If you do not plan to attend this meeting, we would be grateful if you could indicate whether you are for or against the resolutions in the enclosed proxy statement after examining the reference materials described below, affix your seal, and return the statement to us. It is also appreciated if you could vote by the web site (http://www.web54.net).

Description

1. Date and time: From 10:00 a.m. on Wednesday, June 29, 2005

2. Place: In the conference room on the 16th floor in Head Office of the Company located at 33-1, Shiba 3-chome, Minato-ku, Tokyo

3. Subject matters of the meeting:

Matters to be reported:

(1) Matters concerning reports on the balance sheet as of March 31, 2005, the statement of income and the business report for the 4th term (from April 1, 2004 to March 31, 2005)

(2) Matters concerning reports on the consolidated balance sheet as of March 31, 2005, the consolidated statement of income and the audit reports on consolidated financial statements made by the independent auditors and Board of Corporate Auditors

Matters to be resolved:

Agendum 1: Matters concerning approval of surplus appropriation plan in the 4th term

Agendum 2: Matters concerning election of all five (5) Directors due to expiration of office terms

Agendum 3: Matters concerning election of all five (5) Corporate Auditors due to expiration of office terms

Agendum 4: Matters concerning granting of retirement allowances to retiring Corporate Auditors

Referential Documents Concerning the Exercise of Voting Rights

1. Total Numbers of Voting Rights

815,814

2. Agenda and Reference

Agendum 1: Matters concerning approval of surplus appropriation plan in the 4th term

The company shall be committed to endeavor to secure reasonable retained earnings, and stable dividends, taking into account publicity as financial institution. Under this policy, a dividend at the end of the term shall be ¥2.5 per ordinary share as planned.

A dividend shall be ¥ 40 per share annually for Class I preferred stock, ¥ 14.4 per share annually for Class II preferred stock, and ¥ 20 per share annually for Class III preferred stock.

As in the previous term, no bonus to Directors will be posted.

Agendum 2: Matters concerning election of all five (5) Directors due to expiration of office terms

Since all five (5) Directors' terms for office will expire at the close of the general shareholders' meeting, it is proposed that all five (5) Directors be reelected by shareholders.

Candidates for the Directors of Mitsui Trust Holdings, Inc. are as follows:

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Kiichiro Furusawa (Mar. 12, 1939)	Apr.1962: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1991: Appointed Director and GM of General Planning Div. of the Bank. May.1993: Appointed Director and GM of Osaka Branch of the Bank. Jun.1993: Appointed Managing Director and GM of Osaka Branch of the Bank. Oct.1994: Appointed Managing Director of the Bank. Jun.1996: Appointed Senior Managing Director of the Bank. May.1998: Appointed Deputy President of the Bank. Apr.1999: Appointed President of the Bank. Apr.2000: Appointed President of The Chuo Mitsui Trust & Banking Co., Ltd. Feb.2002: Appointed President of Mitsui Trust Holdings, Inc. Jun.2003: Resigned from President of The Chuo Mitsui Trust & Banking, Co., Ltd. Jun.2003: Appointed Chairman and President of Mitsui Trust Holdings, Inc.	95,628 shares

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Kazuo Tanabe (Sep. 29, 1945)	Jul.1969: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1996: Appointed Director and GM of Loan Planning Div. of the Bank. May.1998: Appointed Managing Director and GM of Loan Planning Div. of the Bank. Apr.1999: Appointed Senior Managing Director of the Bank. Apr.2000: Appointed Senior Managing Director of The Chuo Mitsui Trust & Banking Co., Ltd. May 2001: Appointed Deputy President of the Bank. Feb.2002: Resigned from Deputy President of the Bank. Feb.2002: Appointed President of Mitsui Asset Trust & Banking Co., Ltd. Feb.2002: Appointed Deputy President of Mitsui Trust Holdings, Inc. (current position) Jun.2003: Resigned from President of Mitsui Asset Trust & Banking Co., Ltd. Jun.2003: Appointed President of The Chuo Mitsui Trust & Banking Co., Ltd. (Representative positions at companies other than Mitsui Trust Holdings, Inc.) President of The Chuo Mitsui Trust & Banking Co., Ltd.	42,515 shares
Tadashi Kawai (August 16, 1948)	Jul.1971: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1998: Appointed Director and GM of Head Office Business Div. III of the Bank. Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of Osaka Branch of the Bank. May.2000: Appointed Senior Executive Officer and GM of Osaka Branch of the Bank. Mar.2001: Appointed Senior Executive Officer of the Bank. Jun.2001: Appointed Managing Director of the Bank. Feb.2002: Appointed Director and Senior Executive Officer of the Bank. Feb.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc. Jun.2002: Appointed Director and First Senior Executive Officer of The Chuo Mitsui Trust & Banking Co., Ltd. Jun.2003: Resigned from Director and First Senior Executive Officer of the Bank. Jun.2003: Appointed President of Mitsui Asset Trust & Banking Co., Ltd. (current position) Jun.2003: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc. (Representative positions at companies other than Mitsui Trust Holdings, Inc.) President of Mitsui Asset Trust & Banking Co., Ltd.	31,501 shares

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Jun Okuno (July 30,1950)	Apr.1973: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1999: Appointed Director and GM of General Planning Div. of the Bank. Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of General Planning Dept. of the Bank. Feb.2002: Resigned from Executive Officer and GM of General Planning Dept. of the Bank. Feb.2002: Appointed Managing Director and GM of General Planning Dept. of Mitsui Trust Holdings, Inc. Jun.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc. (current position) Jan.2004: Appointed Senior Executive Officer of The Chuo Mitsui Trust & Banking Co., Ltd.	23,930 shares
Itaru Masuda (Feb. 9, 1952)	Apr.1974: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1999: Appointed Director and GM of Business Planning Div. of the Bank. July1999: Appointed Director and GM of Business Planning Div. and GM of Corporate Risk Management Div. of the Bank. Sep.1999: Appointed Director and GM of Business Planning Div. of the Bank. Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of Planning and Coordination Dept. of the Bank. Feb.2002: Appointed Senior Executive Officer of the Bank. (current position) Jun.2004: Appointed Managing Director of Mitsui Trust Holdings, Inc.	19,515 shares

Note: Each candidate has no special interest in the Company.

Agendum 3: Matters concerning election of all five (5) Corporate Auditors due to expiration of office terms

Since all five (5) Corporate Auditors' terms for office will expire at the close of the general shareholders' meeting, it is proposed that three (3) Corporate Auditors be reelected and two (2) be elected anew by shareholders.

Agreement by the Board of Corporate Auditors to this Agendum has already been made.

Candidates for Corporate Auditors are as follows:

Name (date of birth)	Brief history and representative positions at companies other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Yoshibumi Tanaka (February 27, 1947)	Apr.1969: Joined The Chuo Trust & Banking Co., Ltd. Jun.1997: Appointed Director and GM of Head Office Business Dept. III of the Bank. May 1998: Appointed Director and GM of Sapporo Branch of the Bank. Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd.	29,000 shares

	Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of Sapporo-Chuo Branch of the Bank. Jun.2000: Appointed Managing Director of the Bank. Feb.2002: Resigned from Managing Director of the Bank. Feb.2002: Appointed First Senior Executive Officer and GM of Nagoya Branch of the Bank. Oct.2002: Appointed First Senior Executive Officer and GM of Nagoya Branch, Nagoya-Sakae Business Dept. and Kanayamabashi Branch of the Bank. Mar.2003: Appointed First Senior Executive Officer and GM of Nagoya Branch and Kanayamabashi Representative Office of the Bank. Dec.2003: Appointed First Senior Executive Officer and GM of Nagoya Branch of the Bank. May 2005: Resigned from First Senior Executive Officer of the Bank.	
Hiroaki Sasaki (October 2, 1949)	Apr.1974: Joined The Mitsui Trust & Banking Co., Ltd. May 1998: Appointed GM of Legal Div. of the Bank. Apr.2000: Appointed GM of Legal Div. of The Chuo Mitsui Trust & Banking Co., Ltd. Jul.2002: Appointed GM of Business Planning Dept. of the Bank. Oct.2002: Appointed Executive Officer and GM of Business Planning Dept. of the Bank. May 2004: Resigned from Executive Officer of the Bank. Jun.2004: Appointed Corporate Auditor of Mitsui Asset Trust & Banking Co., Ltd. (current position) Jun.2004: Appointed Corporate Auditor of Mitsui Trust Holdings, Inc.	9,630 shares
Shunji Higuchi (March 30, 1926)	Mar.1951: Registered as lawyer. Joined Tokyo Bar Association. (remains a member) Jun.1997: Appointed Corporate Auditor of The Mitsui Trust & Banking Co., Ltd. Apr.2000: Appointed Corporate Auditor of The Chuo Mitsui Trust & Banking Co., Ltd. (current position) Feb.2002: Appointed Corporate Auditor of Mitsui Trust Holdings, Inc.	4,056 shares
Shigenori Koda (March 3, 1928)	Apr 1950: Joined Nissan Chemical Industries Ltd. Apr.1962: Joined Mitsui Petrochemical Industries Ltd. Jun.1979: Appointed Board Member and Director of Business Planning & Development-Petrochemicals of the Company. Jun.1983: Appointed Managing Director of the Company. Jun.1985: Appointed Executive Vice President of Du Pont-Mitsui Polychemicals Co., Ltd. Jun.1987: Appointed Senior Managing Director in charge of Corporate Plans of Mitsui Petrochemical Industries Ltd. Jun.1991: Appointed Executive Vice President of Corporate Plans. Jun.1993: Appointed President of the Company. Oct.1997: Appointed Chairman of Mitsui Chemicals, Inc. Jun.2001: Appointed Senior Adviser to Mitsui Chemicals, Inc. (current position) Jun.2001: Appointed Corporate Auditor of The Chuo Mitsui Trust & Banking Co., Ltd. (current position) Feb.2002: Appointed Corporate Auditor of Mitsui Trust Holdings, Inc.	0 shares
Yasuhiro Yonezawa (Aug. 5, 1950)	Apr.1984: Assistant Professor of Institute of Policy & Planning Sciences at University of Tsukuba. May 1988: Associate Professor of Institute of Policy & Planning Sciences at University of Tsukuba. Apr.1995: Visiting Associate Professor of Graduate School of International Public Policy at Osaka University. Apr.1996: Professor of Institute of Policy & Planning Sciences at University of Tsukuba. Apr.1998: Professor of Faculty of Business Administration at	8,000 shares

	Yokohama National University. Apr.2001: Chairman of Department of International Business, Faculty of Business Administration at Yokohama National University. Apr.2002: Appointed Council at Yokohama National University. Jun.2002: Appointed Corporate Auditor of Mitsui Asset Trust & Banking Co., Ltd. (current position) Apr.2005: Professor of Graduate School of Finance, Accounting & Law at Waseda University.	

Note: (1) Each candidate has no special interest in the Company.

(2) Shunji Higuchi, Shigenori Koda and Yasuhiro Yonezawa are candidates for outside auditors as required by Article 18-1 of the Law Concerning Special Treatment under the Commercial Code with Regard to the Audit, etc. of Joint Stock Companies.

Agendum 4: Matters concerning granting of retirement allowances to retiring Corporate Auditors

In recognition of their distinguished service, we propose that retirement grants be presented to the following:
Messrs. Shunpei Kazama and Masahiro Kajimura who will retire from Corporate Auditor upon expiration of the term at the close of the general shareholders' meeting.

We propose to our shareholders that, with respect to the retiring Corporate Auditors, the decision of the amounts, date of presentation and procedures for the grants be entrusted to a consultation held by Corporate Auditors, provided they are within the reasonable range based on the relevant standards set by the Company.

Below is a brief summary of the careers of the retiring Corporate Auditors.

Name	Brief history.
Shunpei Kazama	Jun.2002: Appointed Corporate Auditor of Mitsui Trust Holdings, Inc.
Masahiro Kajimura	Jun.2002: Appointed Corporate Auditor of Mitsui Trust Holdings, Inc.